BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”) Suite 922, 510 West Hastings Street Vancouver, BC V6B 1L8 Telephone: (604) 681-4462

Item 2	Date of Material Change

March 14, 2007

Item 3	Press Release

Date of Issuance:	March 14, 2007
Place of Issuance:	Vancouver, British Columbia

The news release was distributed through Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced that it is adopting a cashless exercise feature for stock options, an exploration update and reminded shareholders of the U.S. Gold offer expiration date.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of March 2007.

“Megan Cameron-Jones“
Signature

Megan Cameron-Jones
Name

Director and Corporate Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
March 14, 2007

U.S. Gold Corp. Offer

White Knight Resources Ltd. (“White Knight” or the “Company”) wishes to remind all shareholders of White Knight that the U.S. Gold offer will expire on Friday, March 23, 2007 at 5:00 p.m. Vancouver time, unless withdrawn or extended. The Board of Directors has recommended that shareholders accept the offer and tender their shares to U.S. Gold. Shareholders who require assistance tendering their shares should immediately contact the following:

In the United States	Georgeson Securities
Toll-free	1-866-425-8280
Fax	1-212-440-9009
Banks and brokers	1-212-440-9800

Canada and countries
outside the U.S	Kingsdale Shareholder Services
Toll-free	1-866-639-8026
Toll-free fax	1-866-545-5580
Banks and brokers	1-416-867-2272

White Knight Adopts Cashless Exercise Feature for Stock Options

The Company has amended its stock option plan to allow all existing option holders to dispose of their “in-the-money” options on an accelerated vesting and cashless basis, subject to applicable regulatory approvals. Under the amended stock option plan, option holders may elect to: (i) exercise their existing stock options by making a cash payment to the Company in an amount equal to the aggregate exercise price of such options, or (ii) dispose of their existing stock options in exchange for cash or common shares of the Company having a value equal to the amount by which the fair market value of the underlying common shares exceeds the option exercise price. Under the terms of the existing stock option plan, the fair market value for the underlying common shares is calculated based upon the average of the closing prices of the Company’s common shares on the TSX Venture Exchange for the five business days ending immediately prior to the date an election is made under the cashless exercise mechanism.

Exploration Update

Patty Project (formerly Indian Ranch) - Placer Dome U.S. Inc., a wholly owned subsidiary of Barrick Gold Corporation, completed four deep rotary drill holes on the Patty Project, Eureka County, Nevada in the fourth quarter of 2006. The holes were drilled in the Northeast Bench area and immediately to the west. Hole depths ranged from 1,400 to 2,900 feet for a total of 9,160 feet of drilling. Three of the holes intersected multiple zones of anomalous gold (>0.005 opt Au) ranging from 5 feet to 100 feet in thickness. The following table summarizes the drill results.

Patty Project
Hole #	From (ft)	To (ft)	Thickness (ft)	Au (opt)
BPT06-18 including	505 2,180 2,305 2,330 2,335	515 2,195 2,315 2,365 2,340	10 15 10 35 5	0.008 0.009 0.010 0.005 0.011
BTP06-19	no significant values
BTP06-20	590	595	5	0.013
BTP06-21 including	955 1,295 1,470 1,525 1,610 1,635	975 1,305 1,570 1,540 1,625 1,650	20 10 100 15 15 15	0.007 0.005 0.008 0.012 0.005 0.006

Although no ore-grade mineralization was drilled, the numerous zones of anomalous gold encountered suggest that a large, much stronger Carlin-type gold deposit is nearby. The Company owns an undivided 30% interest. Chapleau Resources Ltd. owns an undivided 10% interest, and Placer Dome (US) Inc., has earned an undivided 60% interest in the Patty project.

Cottonwood Project - Three reverse-circulation drill holes were drilled by the Company on the Cottonwood project in the Roberts Mountains, Eureka County, Nevada. Two holes aggregating 1.280 feet were drilled at the Pot Canyon target and one 900 foot hole was drilled in the French Trail target. Both holes at Pot Canyon intersected low-grade gold mineralization. These three holes were part of much larger 25-hole (30,000 ft) planned program, which was curtailed by winter weather conditions.

Cottonwood Project
Hole #	From (ft)	To (ft)	Thickness (ft)	Au (opt)
CPC-1	165 190	170 210	5 20	0.010 0.013
CPC-2	25 315	45 325	20 20	0.027 0.012
CFT-1	no significant gold values

Celt Property - In October 2006, the Company’s joint venture partner, Teck Cominco American Incorporated (“Teck Cominco”) commenced a 6-10 hole, 8,000 foot reverse circulation (“RC”) drill program on the Celt property, located in north central Nevada. In December 2006, Teck Cominco terminated the Financing and Acquisition Agreement and returned the property to the Company. The Company is currently awaiting final results from Teck Cominco.

Qualified Person – These results have been prepared under the guidance of John M. Leask, P.Eng., President, Chairman and CEO of White Knight, who is designated as the Qualified Person with the ability and authority to verify the authenticity and validity of this data.

On behalf of the Board of Directors,

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact the office at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.